UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Univar Solutions Inc.

(formerly known as Univar Inc.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

91336L107

(CUSIP Number)

Andrew Ang Lye Whatt

Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

With Copies to:

Paul J. Shim, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

Facsimile: (212) 225-3999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336L107

1.	Names of Reporting Persons. Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,652,910
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,652,910
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,652,910
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.54%(1)
14.	Type of Reporting Person HC

(1)

Percentage calculation based on 168,616,579 shares of Common Stock outstanding as of October 24, 2019 pursuant to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

CUSIP No. 91336L107

1.	Names of Reporting Persons. Tembusu Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,652,910
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,652,910
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,652,910
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.54%(1)
14.	Type of Reporting Person HC

(1)

Percentage calculation based on 168,616,579 shares of Common Stock outstanding as of October 24, 2019 pursuant to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

CUSIP No. 91336L107

1.	Names of Reporting Persons. Thomson Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,652,910
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,652,910
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,652,910
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.54%(1)
14.	Type of Reporting Person HC

(1)

Percentage calculation based on 168,616,579 shares of Common Stock outstanding as of October 24, 2019 pursuant to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

CUSIP No. 91336L107

1.	Names of Reporting Persons. Dahlia Investments Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,652,910
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,652,910
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,652,910
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 4.54%(1)
14.	Type of Reporting Person CO

(1)

Percentage calculation based on 168,616,579 shares of Common Stock outstanding as of October 24, 2019 pursuant to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D previously filed by the Reporting Persons (as defined in Item 2 of the Original Schedule 13D) with the Securities and Exchange Commission (the “SEC”) on July 6, 2015, as amended and supplemented by Amendment No. 1 filed on December 19, 2016 (“Amendment 1”), and as amended and supplemented by Amendment No. 2 filed on February 6, 2017 (“Amendment 2”), and as amended and supplemented by Amendment No. 3 filed on February 2, 2018 (“Amendment 3”), and as amended and supplemented by Amendment No. 4 filed on February 13, 2019, and as amended and supplemented by Amendment No. 5 filed on November 8, 2019 (“Amendment 5”and as so amended and supplemented by Amendment 1, Amendment 2, Amendment 3, Amendment 4 and Amendment 5, the “Original Schedule 13D” and, as amended and supplemented by this Amendment No. 6, this “Schedule 13D”). This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Univar Solutions Inc., a Delaware corporation, formerly known as Univar Inc (the “Issuer”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

In accordance with Rule 13d-2 of the Exchange Act, this Amendment No. 6 amends and supplements only information that has materially changed since the filing of the Original Schedule 13D, including disclosure of the number of shares of the Issuer’s Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Persons. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all material respects.

This Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons, as the Reporting Persons beneficially own less than five percent of the Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

This Amendment No. 6 amends and supplements Item 4 of the Original Schedule 13D by adding the following:

As part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons have authorized senior officers to evaluate whether the partial divestment of their interest in the Issuer should take place and if so, the terms and conditions of any such divestment. As part of this evaluation, the authorized senior officers decided to sell the shares of Common Stock described below:

●	On November 8, 2019, Dahlia sold 139,504.00 shares of Common Stock at an average price of $24.0414 per share. These shares were sold in multiple transactions at prices ranging from $24.00 to $24.19;
●	On November 11, 2019, Dahlia sold 14,884.00 shares of Common Stock at an average price of $24.0032 per share. These shares were sold in multiple transactions at prices ranging from $24.00 to $24.03;
●	On November 12, 2019, Dahlia sold 7,984.00 shares of Common Stock at an average price of $24.0397 per share. These shares were sold in multiple transactions at prices ranging from $24.00 to $24.09;
●	On December 6, 2019, Dahlia sold 167,695.00 shares of Common Stock at an average price of $24.0143 per share. These shares were sold in multiple transactions at prices ranging from $24.00 to $24.05;
●	On December 12, 2019, Dahlia sold 388,804.00 shares of Common Stock at an average price of $24.2143 per share. These shares were sold in multiple transactions at prices ranging from $24.00 to $24.40;
●	On December 13, 2019, Dahlia sold 312,044.00 shares of Common Stock at an average price of $24.3488 per share. These shares were sold in multiple transactions at prices ranging from $24.14 to $24.75;
●	On December 16, 2019, Dahlia sold 257,137.00 shares of Common Stock at an average price of $24.4609 per share. These shares were sold in multiple transactions at prices ranging from $24.17 to $24.66;
●	On December 17, 2019, Dahlia sold 78,543.00 shares of Common Stock at an average price of $24.0424 per share. These shares were sold in multiple transactions at prices ranging from $24.00 to $24.31;
●	On December 18, 2019, Dahlia sold 766.00 shares of Common Stock at an average price of $24.0013 per share. These shares were sold in multiple transactions at prices ranging from $24.00 to $24.01;
●	On December 19, 2019, Dahlia sold 116,950.00 shares of Common Stock at an average price of $24.0460 per share. These shares were sold in multiple transactions at prices ranging from $24.00 to $24.14; and
●	On December 20, 2019, Dahlia sold 492,314.00 shares of Common Stock at an average price of $24.1505 per share. These shares were sold in multiple transactions at prices ranging from $24.00 to $24.26.

As a result of the sales described above, as of the close of business on December 20, 2019 the Reporting Persons beneficially own 7,652,910 shares of Common Stock of the Issuer, representing approximately 4.54% of the outstanding shares of Common Stock of the Issuer.

In general, the shares of Common Stock reported herein are held for investment purposes. The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as otherwise described herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 4 of this Schedule 13D is incorporated herein by reference.

This Amendment No. 6 amends and restates clauses (a) and (b) of Item 5 of the Original Schedule 13D in their entirety as follows:

Temasek, through its ownership of Tembusu, may be deemed to share voting and dispositive power over the 7,652,910 shares of Common Stock beneficially owned or deemed to be beneficially owned by Tembusu, Thomson and Dahlia.

Tembusu, through its ownership of Thomson, may be deemed to share voting and dispositive power over the 7,652,910 shares of Common Stock beneficially owned or deemed to be beneficially owned by Thomson and Dahlia.

Thomson, through its ownership of Dahlia, may be deemed to share voting and dispositive power over 7,652,910 shares of Common Stock beneficially owned or deemed to be beneficially owned by Dahlia.

Dahlia is the direct beneficial owner of 7,652,910 shares of Common Stock.

The percentages of beneficial ownership of the Reporting Persons are based on 168,616,579 shares of Common Stock outstanding as of October 24, 2019 pursuant to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

The Reporting Persons undertake to provide the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in the paragraphs of this Item 5(c).

As a result of the sales that occurred on December 20, 2019 the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2019

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Andrew Ang Lye Whatt
	Name:	Andrew Ang Lye Whatt
	Title:	Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Cheong Kok Tim
	Name:	Cheong Kok Tim
	Title:	Director

THOMSON CAPITAL PTE. LTD.

By:	/s/ Poy Weng Chuen
	Name:	Poy Weng Chuen
	Title:	Director

DAHLIA INVESTMENTS PTE. LTD.

By:	/s/ Poy Weng Chuen
	Name:	Poy Weng Chuen
	Title:	Director